UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_________________________

FORM 6-K
_________________________

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of Report: November 12, 2020

Commission file number 1- 12874
_________________________

TEEKAY CORPORATION
(Exact name of Registrant as specified in its charter)
_________________________

4th Floor, Belvedere Building
69 Pitts Bay Road
Hamilton, HM 08 Bermuda
(Address of principal executive offices)
_________________________

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40- F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).
Yes ☐ No ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).
Yes ☐ No ☒

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Item 1 — Information Contained in this Form 6-K Report

Attached as Exhibit 1 is a copy of an announcement of Teekay Corporation dated November 12, 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEEKAY CORPORATION

Date: November 12, 2020	By:	/s/ Vincent Lok
Vincent Lok Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

TEEKAY CORPORATION REPORTS
THIRD QUARTER 2020 RESULTS
Highlights
•GAAP net loss attributable to shareholders of Teekay of $35.4 million, or $0.35 per share (inclusive of $66.3 million of impairment charges), and adjusted net income attributable to shareholders of Teekay(1) of $15.2 million, or $0.15 per share, in the third quarter of 2020 (excluding items listed in Appendix A to this release).
•Total adjusted EBITDA(1) of $227.0 million in the third quarter of 2020, an 18 percent increase over the same period of the prior year.
•Reduced consolidated net debt by $88 million in the third quarter of 2020; and total pro forma consolidated liquidity increased to $1.1 billion(2) as of September 30, 2020.
•Teekay Parent is nearing completion of Phase I of the Banff FPSO decommissioning project according to plan; repurchased $14.4 million in principal amount of its existing convertible bond and secured bond at average prices of 81.55 and 92.23, respectively; and completed $150 million refinancing of equity margin revolver.
•Teekay LNG extended a charter contract to early-2022 for a 52 percent-owned LNG carrier; LNG fleet is now 100 percent fixed for the remainder of 2020 and 96 percent fixed for 2021.
•Teekay Tankers secured a new time charter-out contract for an Aframax tanker and currently has 20 percent of its existing fleet on fixed-rate charters at levels well above current market rates.

Hamilton, Bermuda, November 12, 2020 - Teekay Corporation (Teekay or the Company) (NYSE:TK) today reported results for the third quarter ended September 30, 2020. These results include the Company’s two publicly-listed consolidated subsidiaries, Teekay LNG Partners L.P. (Teekay LNG) (NYSE:TGP) and Teekay Tankers Ltd. (Teekay Tankers) (NYSE:TNK) (collectively, the Daughter Entities), and all remaining subsidiaries and equity-accounted investments. Teekay, together with its subsidiaries other than the Daughter Entities, is referred to in this release as Teekay Parent. Please refer to the third quarter 2020 earnings releases of Teekay LNG and Teekay Tankers, which are available on Teekay's website at www.teekay.com, for additional information on their respective results.

Financial Summary

	Three Months Ended
	September 30,	June 30,	September 30,
(in thousands of U.S. dollars, except per share amounts)	2020	2020	2019 (3)
	(unaudited)	(unaudited)	(unaudited)
TEEKAY CORPORATION CONSOLIDATED
GAAP FINANCIAL COMPARISON
Revenues	396,517	482,805	425,836
Income (loss) from vessel operations	11,384	148,504	(130,389)
Equity income	24,392	35,343	21,514
Net (loss) income attributable to
shareholders of Teekay	(35,407)	21,723	(198,178)
(Loss) earnings per share attributable to
shareholders of Teekay	(0.35)	0.21	(1.97)
NON-GAAP FINANCIAL COMPARISON
Total adjusted revenues (1)	498,115	592,658	511,825
Total adjusted EBITDA (1)	226,998	315,869	192,880
Adjusted net income (loss) attributable
to shareholders of Teekay (1)	15,229	39,713	(24,070)
Adjusted net income (loss) per share
attributable to shareholders of Teekay (1)	0.15	0.39	(0.24)
TEEKAY PARENT
NON-GAAP FINANCIAL COMPARISON
Teekay Parent adjusted EBITDA (1)	3,271	9,694	(10,068)
Total Teekay Parent free cash flow (1)	(17,135)	(1,908)	(18,782)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

(1)These are non-GAAP financial measures. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for definitions of these terms and reconciliations of these non-GAAP financial measures as used in this release to the most directly comparable financial measures under United States generally accepted accounting principles (GAAP).
(2)Pro forma for Teekay Parent's equity margin revolver refinancing completed in early-October 2020.
(3)Comparative balances relating to the three months ended September 30, 2019 have been recast to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and this report for the three and nine months ended September 30, 2020.

CEO Commentary
“In the third quarter of 2020, we reported another adjusted profit, with adjusted net income of approximately $15 million, or $0.15 per share, and total adjusted EBITDA increased by approximately $34 million, or 18 percent, from the prior year period,” commented Kenneth Hvid, Teekay’s President and Chief Executive Officer.

“Teekay LNG, which accounted for approximately 82 percent of our total adjusted EBITDA in the third quarter of 2020, generated strong earnings and cash flows despite a heavy scheduled drydock program. Teekay Tankers also reported positive adjusted net income and outperformed a weak spot tanker market on the strength of fixed-rate charters secured over the past several quarters at attractive levels. Teekay Parent’s adjusted EBITDA improved by $13 million in the third quarter of 2020 compared to the same period of the prior year, primarily as a result of higher cash distributions from Teekay LNG, lower net general and administrative expenses, and improved results from the Foinaven and Hummingbird FPSOs, partially offset by lower earnings from the Banff FPSO, which ceased production and commenced decommissioning in June 2020. We are nearing completion of Phase I of the Banff FPSO decommissioning project, which has been progressing well in terms of both schedule and budget. The FPSO unit left the field, as scheduled, in late-August 2020 and is now preparing for green recycling, with Phase II of the decommissioning project expected to be carried out in the summer of 2021,” commented Mr. Hvid.

“We have continued to increase our financial strength across the Teekay group,” added Mr. Hvid. “During the past year, we have reduced our consolidated net debt by over $940 million, or approximately 22 percent, and increased our consolidated liquidity from $0.6 billion to $1.1 billion(1) on a pro forma basis as of September 30, 2020. In addition, at Teekay Parent, we used some of our cash balances to opportunistically repurchase $14.4 million in principal amount of our existing convertible and secured bonds for total consideration of $11.9 million at all-in average prices of 81.55 and 92.23, respectively.”

Mr. Hvid concluded, “I want to thank our seafarers and onshore colleagues for their continued dedication to providing safe and uninterrupted service to our customers throughout the course of the pandemic. With our balance sheets continuing to strengthen, extensive contracted revenues at Teekay LNG and no committed growth capital expenditures or significant near-term debt maturities, we believe that we have made significant progress insulating our companies from near-term market volatility and positioning the Teekay Group to create long-term shareholder value.”

(1)Pro forma for Teekay Parent's equity margin revolver refinancing completed on October 1, 2020.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Results
Teekay Corporation Consolidated
The Company's consolidated results during the third quarter of 2020 improved compared to the same period of the prior year, primarily due to: higher revenues from Teekay Tankers as a result of several fixed-rate charters secured during the past year at higher rates and higher average spot tanker rates in the third quarter of 2020 compared to the third quarter of 2019; improved results from the commencement of the Foinaven FPSO unit's new bareboat charter contract in March 2020; lower interest expense due to debt reduction over the past year and lower interest rates; Teekay LNG's earnings from the delivery and contract start-up on three equity-accounted LNG carrier newbuildings; fewer off-hire days for scheduled drydockings and repairs; and the commencement of terminal use payments to Teekay LNG's equity-accounted Bahrain LNG Terminal in January 2020. These improvements were partially offset by: a reduction in Teekay Tankers' earnings resulting from the sale of four Suezmax tankers during December 2019 and the first quarter of 2020; a reduction in Teekay LNG's earnings following the sale of two non-core LNG carriers in early-2020; and a reduction in Teekay Parent's earnings from the Banff FPSO unit due to the decommissioning of the Banff oil field, which commenced in June 2020.

In addition, consolidated GAAP net loss decreased as the Company recognized fewer impairment charges in the third quarter of 2020, including write-downs totaling $66.3 million relating to five Aframax tankers, one FPSO unit and one in-chartered FSO unit under an operating lease, compared to write-downs of vessels totaling $175.8 million in the third quarter of 2019; and a gain of $1.1 million recognized in the third quarter of 2020 relating to the repurchase of Teekay's 5 percent Convertible Senior Notes. These items were partially offset by an increase in unrealized credit loss provision adjustments and foreign currency exchange losses incurred in the third quarter of 2020, as compared to unrealized gains in the third quarter of 2019.

Teekay Parent

Total Teekay Parent Free Cash Flow(1) was negative $17.1 million during the third quarter of 2020, compared to negative $18.8 million for the same period of the prior year, primarily due to: the elimination of the operating losses on the Foinaven FPSO unit as a result of the commencement of the new bareboat contract in the first quarter of 2020; higher distributions received from Teekay LNG as a result of Teekay LNG's 32 percent increase in its quarterly cash distributions commencing in May 2020 and the newly-issued Teekay LNG common units Teekay Parent received as consideration for the Teekay LNG incentive distribution rights (IDR) transaction completed in May 2020; lower net general and administrative expenses; and a higher contribution from the Hummingbird FPSO unit mainly due to a new contract that took effect in the fourth quarter of 2019 at a higher rate. These increases are partially offset by: a lower contribution from the Banff FPSO unit due to the decommissioning of the Banff oil field, which commenced in June 2020, and the associated decommissioning costs incurred during the third quarter of 2020. The Banff FPSO unit's estimated remaining net asset retirement obligation relating to the remediation of the subsea infrastructure was $34.2 million as of September 30, 2020 (net of customer recoveries and excluding any remaining operating expenses and recycling costs relating to the FPSO unit).
Please refer to Appendix D of this release for additional information about Teekay Parent's Free Cash Flow(1).

(1) This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary Results of Daughter Entities
Teekay LNG
Teekay LNG’s net income, adjusted net income(1) and total adjusted EBITDA(1) for the third quarter of 2020, compared to the same quarter of the prior year, were positively impacted by: additional earnings from the delivery and contract start-up of three 50 percent-owned LNG carrier newbuildings in late-2019 and the commencement of terminal use payments to the the Bahrain LNG Terminal in one of Teekay LNG's joint ventures; and fewer off-hire days. These increases were partially offset by a reduction in earnings as a result of the sale of non-core vessels and lower charter rates earned by three, 52 percent-owned LNG carriers. Teekay LNG's net income and adjusted net income(1) were further positively impacted by lower net interest expense in the third quarter of 2020 as a result of debt repayments over the past year.

In addition, Teekay LNG's GAAP net income was negatively impacted by unrealized credit loss provision adjustments related to the adoption of new accounting standards (ASC 326) at the beginning of 2020 and unrealized foreign currency exchange losses incurred in the third quarter of 2020 as compared to unrealized gains in the third quarter of 2019; partially offset by unrealized gains on non-designated derivative instruments in the third quarter of 2020 compared to unrealized losses in the third quarter of 2019.

Please refer to Teekay LNG's third quarter 2020 earnings release for additional information on the financial results for this entity.

Teekay Tankers

Teekay Tankers' GAAP net loss increased for the third quarter of 2020, while non-GAAP adjusted net income(1) and total adjusted EBITDA(1) improved compared to the same period of the prior year. These measures were positively impacted primarily by higher revenues from several fixed-rate charters secured during the past year at higher rates and higher spot tanker rates in the third quarter of 2020 compared to the prior year, partially offset by the sale of four Suezmax tankers during December 2019 and the first quarter of 2020, as well as the sale of the non-US portion of the ship-to-ship support services and LNG terminal management business in the second quarter of 2020. Teekay Tankers' GAAP net loss in the third quarter of 2020 also included a $45.0 million write-down of assets.

Following three strong quarters, spot tanker rates came under pressure during the third quarter of 2020 as a result of seasonal weakness, lower oil demand, record OPEC+ production cuts, and the unwinding of floating storage. Teekay Tankers was able to partially mitigate the impact of these weaker rates with 22 percent of its fleet on fixed-rate charters during the third quarter at an average rate of $37,600 per day. The weakness in spot tanker rates has continued into the fourth quarter of 2020, with rates so far averaging below the levels in the third quarter of 2020.

Please refer to Teekay Tankers' third quarter 2020 earnings release for additional information on the financial results for this entity.

(1)     This is a non-GAAP financial measure. Please refer to “Definitions and Non-GAAP Financial Measures” and the Appendices to this release for a definition of this term and a reconciliation of this non-GAAP financial measure as used in this release to the most directly comparable financial measures under GAAP.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Summary of Recent Events
Teekay Parent

In early-October 2020, Teekay Parent closed on a new equity margin revolver of up to $150 million maturing in June 2022 to refinance the previous facility which was scheduled to mature in December 2020. The new revolver has substantially similar terms to the previous facility and currently remains fully undrawn.

Since mid-September 2020, Teekay Parent has repurchased $12.8 million in principal amount of its existing 5 percent Convertible Senior Notes for total consideration of $10.5 million at an average all-in price of 81.55, and $1.6 million in principal amount of its existing 9.25 percent Secured Senior Notes for total consideration of $1.5 million at an average all-in price of 92.23.

Teekay LNG

In August 2020, Teekay LNG issued the equivalent of $112 million of unsecured, 5-year notes in the Norwegian Bond market at an all-in fixed coupon rate of 5.74 percent. The net proceeds from the bond issuance were used to repay drawings on the Partnership's revolving credit facilities and as a result, the new bond issuance did not increase Teekay LNG's financial leverage.

In October 2020, the charterer of the 52 percent-owned Marib Spirit exercised its options to extend the current charter by 14 months at a higher charter rate, extending the vessel's charter coverage to early-2022.

Teekay Tankers

In August 2020, Teekay Tankers secured a three-year, $67 million term loan to refinance four Suezmax tankers. The net proceeds from the new debt facility, along with existing cash balances, were used to repay approximately $85 million outstanding on Teekay Tankers' existing debt facility with respect to these vessels that was scheduled to mature in 2021.

In September 2020, Teekay Tankers entered into a one-year time charter-out contract for an Aframax tanker at $18,700 per day, which commenced in early-October 2020.

In October 2020, Teekay Tankers repurchased two of its Aframax vessels that were previously subject to long-term finance leases for a total purchase price of $29.6 million. The purchase was funded with existing cash balances and therefore, the two vessels are currently unencumbered.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Liquidity
As at September 30, 2020, Teekay Parent had total liquidity of approximately $142.5 million (consisting of $54.7 million of cash and cash equivalents and $87.8 million of undrawn capacity from a revolving credit facility), compared to Teekay Parent liquidity of $165.5 million as at June 30, 2020. Including Teekay Parent's equity margin revolver refinancing completed on October 1, 2020, Teekay Parent's pro forma total liquidity would have been approximately $173.5 million as of September 30, 2020.
On a consolidated basis, as at September 30, 2020, Teekay had consolidated total liquidity of approximately $1.0 billion (consisting of $376.6 million of cash and cash equivalents and $666.5 million of undrawn capacity from its credit facilities), up from total consolidated liquidity of $939.4 million as at June 30, 2020. Including Teekay Parent's equity margin revolver refinancing completed on October 1, 2020, Teekay's pro forma consolidated total liquidity would have been approximately $1.1 billion as of September 30, 2020.
Conference Call
The Company plans to host a conference call on Thursday, November 12, 2020 at 11:00 a.m. (ET) to discuss its results for the third quarter of 2020. All shareholders and interested parties are invited to listen to the live conference call by choosing from the following options:

• By dialing (800) 367-2403 or (647) 490-5367, if outside North America, and quoting conference ID code 9588810.

•     By accessing the webcast, which will be available on Teekay’s website at www.teekay.com (the archive will remain on the website for a period of one year).

An accompanying Third Quarter 2020 Earnings Presentation will also be available at www.teekay.com in advance of the conference call start time.
About Teekay
Teekay is a leading provider of international crude oil and gas marine transportation services. Teekay provides these services primarily through its directly-owned fleet and its controlling ownership interests in Teekay LNG Partners L.P. (NYSE:TGP), one of the world’s largest independent owners and operators of LNG carriers, and Teekay Tankers Ltd. (NYSE:TNK), one of the world’s largest owners and operators of mid-sized crude tankers. The consolidated Teekay entities manage and operate total assets under management of approximately $9 billion, comprised of approximately 140 liquefied gas, offshore, and conventional tanker assets. With offices in 10 countries and approximately 5,500 seagoing and shore-based employees, Teekay provides a comprehensive set of marine services to the world’s leading oil and gas companies.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.
For Investor Relations enquiries contact:
Ryan Hamilton
Tel: +1 (604) 609-2963
Website: www.teekay.com

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Definitions and Non-GAAP Financial Measures
This release includes various financial measures that are non-GAAP financial measures as defined under the rules of the Securities and Exchange Commission (SEC). These non-GAAP financial measures, which include Adjusted Net Income (Loss) Attributable to Shareholders of Teekay, Teekay Parent Free Cash Flow, Total Adjusted Revenues, Net Interest Expense, Adjusted Equity Income and Adjusted EBITDA, are intended to provide additional information and should not be considered substitutes for measures of performance prepared in accordance with GAAP. In addition, these measures do not have standardized meanings across companies, and therefore may not be comparable to similar measures presented by other companies. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management.
Non-GAAP Financial Measures
Total Adjusted EBITDA represents net income (loss) before interest, taxes, depreciation and amortization, and is adjusted to exclude certain items whose timing or amount cannot be reasonably estimated in advance or that are not considered representative of core operating performance. Such adjustments include foreign currency exchange gains and losses, any write-downs and/or gains and losses on sale of operating assets, adjustments for direct financing and sales-type leases to a cash basis, amortization of in-process revenue contracts, unrealized gains and losses on derivative instruments, credit loss provision adjustments, write-downs related to equity-accounted investments, our share of the above items in non-consolidated joint ventures which are accounted for using the equity method of accounting, and other income or loss. Total Adjusted EBITDA also excludes realized gains or losses on interest rate swaps as management, in assessing the Company's performance, views these gains or losses as an element of interest expense and realized gains or losses on derivative instruments resulting from amendments or terminations of the underlying instruments.
Consolidated Adjusted EBITDA represents Adjusted EBITDA from vessels that are consolidated on the Company's financial statements. Adjusted EBITDA from Equity-Accounted Vessels represents the Company's proportionate share of Adjusted EBITDA from its equity-accounted vessels. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners. Total Adjusted EBITDA represents Consolidated Adjusted EBITDA plus Adjusted EBITDA from Equity-Accounted Joint Ventures. Adjusted EBITDA is a non-GAAP financial measure used by certain investors and management to measure the operational performance of companies. Please refer to Appendices C and E of this release for reconciliations of Adjusted EBITDA to net income (loss) and equity (loss) income, respectively, which are the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.
Total Adjusted Revenues represents the Company's revenues from its consolidated vessels, as shown in the Company's Consolidated Statements of (Loss) Income, and its proportionate ownership percentage of the revenues from its equity-accounted joint ventures, as shown in Appendix E of this release, and commencing in 2020, less the Company's proportionate share of revenues earned directly from its equity-accounted joint ventures. Please refer to Appendix E of this release for a reconciliation of this non-GAAP financial measure to revenues and equity income, the most directly comparable GAAP measure reflected in the Company's consolidated financial statements. The Company does not have the unilateral ability to determine whether the cash generated by its equity-accounted vessels is retained within the entity in which the Company holds the equity-accounted investments or distributed to the Company and other owners. In addition, the Company does not control the timing of any such distributions to the Company and other owners.
Adjusted Net Income (Loss) Attributable to Shareholders of Teekay excludes items of income or loss from GAAP net income (loss) that are typically excluded by securities analysts in their published estimates of the Company’s financial results. The Company believes that certain investors use this information to evaluate the Company’s financial performance, as does management. Please refer to Appendix A of this release for a reconciliation of this non-GAAP financial measure to net (loss) income, and refer to footnote (6) of the statements of (loss) income for a reconciliation of adjusted equity income to equity income (loss), the most directly comparable GAAP measure reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Parent Financial Measures
Teekay Parent Adjusted EBITDA represents the sum of (a) distributions or dividends (including payments-in-kind) relating to a given quarter (but received by Teekay Parent in the following quarter) as a result of ownership interests in its consolidated publicly-traded subsidiaries (Teekay LNG and Teekay Tankers), net of Teekay Parent’s corporate general and administrative expenditures for the given quarter and (b) Adjusted EBITDA attributed to Teekay Parent’s directly-owned and chartered-in assets.
Teekay Parent Free Cash Flow represents Teekay Parent Adjusted EBITDA, less Teekay Parent’s net interest expense and, commencing in the second quarter of 2020, asset retirement costs incurred for the given quarter. Net Interest Expense includes interest expense (excluding the amortization of prepaid loan costs), interest income and realized losses on interest rate swaps. Please refer to Appendices B, C, D and E of this release for further details and reconciliations of these non-GAAP financial measures to the most directly comparable GAAP measures reflected in the Company’s consolidated financial statements.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of (Loss) Income
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019 (1)	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)

Revenues	396,517	482,805	425,836	1,453,376	1,375,106

Voyage expenses	(61,736)	(66,896)	(97,829)	(250,196)	(310,022)
Vessel operating expenses	(153,764)	(147,796)	(159,616)	(454,853)	(479,229)
Time-charter hire expense	(18,796)	(17,714)	(28,932)	(63,566)	(87,587)
Depreciation and amortization	(64,352)	(62,936)	(73,633)	(200,205)	(219,589)
General and administrative expenses	(18,073)	(23,668)	(20,016)	(60,018)	(63,856)
Write-down and (loss) gain on sale of assets (2)	(66,273)	(10,669)	(175,785)	(171,548)	(179,113)
Gain on commencement of sales-type lease (3)	—	—	—	44,943	—
Restructuring charges (4)	(2,139)	(4,622)	(414)	(9,149)	(10,404)
Income (loss) from vessel operations	11,384	148,504	(130,389)	288,784	25,306

Interest expense	(53,175)	(59,245)	(67,707)	(174,940)	(211,583)
Interest income	1,754	2,314	1,485	6,871	6,407
Realized and unrealized losses on non-designated
derivative instruments (5)	(1,471)	(9,270)	(1,924)	(32,404)	(18,311)
Equity income (loss) (6)	24,392	35,343	21,514	62,048	(46,423)
Income tax (expense) recovery (7)	(3,702)	17,175	(3,091)	9,681	(11,531)
Foreign exchange (loss) gain	(5,943)	(8,922)	5,628	(8,219)	(2,853)
Other loss – net (8)	(14,627)	(399)	(1,424)	(15,707)	(12,495)
Net (loss) income	(41,388)	125,500	(175,908)	136,114	(271,483)
Net loss (income) attributable to
non-controlling interests	5,981	(103,777)	(22,270)	(199,603)	(50,437)
Net (loss) income attributable to the shareholders
of Teekay Corporation	(35,407)	21,723	(198,178)	(63,489)	(321,920)
Earnings (loss) per common share of Teekay Corporation
- Basic	$(0.35)	$0.21	$(1.97)	$(0.63)	$(3.20)
- Diluted	$(0.35)	$0.21	$(1.97)	$(0.63)	$(3.20)
Weighted-average number of common shares outstanding
- Basic	101,107,371	101,107,362	100,784,683	101,034,362	100,697,251
- Diluted	101,107,371	101,196,383	100,784,683	101,034,362	100,697,251

(1)Comparative balances relating to the three and nine months ended September 30, 2019 have been recast to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and this report for the three and nine months ended September 30, 2020.

(2)Write-down and (loss) gain on sale of assets for the three and nine months ended September 30, 2020 includes write-downs of $66.3 million relating to five Aframax tankers, the Hummingbird FPSO unit, and the Suksan Salamander FSO unit, an operating lease right-of-use (ROU) asset. The five Aframax tankers were written down to their estimated fair values. In 2020, the Company made changes to the Hummingbird's expected future cash flows based on the market environment and oil prices, and contract discussions with the customer, which resulted in the vessel being fully written down. In the third quarter of 2020, the Company also made changes to the Suksan Salamander's expected future cash flows based on recent progress on the early termination of the in-charter and the corresponding novation of the charter contract to Altera Infrastructure LP (Altera). Write-down and (loss) gain on sale of assets for the nine months ended

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

September 30, 2020 also includes a $13.6 million provision incurred in the second quarter of 2020 relating to an adjustment in the Banff FPSO unit's estimated asset retirement obligation and the write-down of the unit's remaining residual value, write-downs of six multi-gas carriers totaling $45.0 million and other write-downs of two FPSO units totaling $46.5 million, both of which were incurred in the first quarter of 2020. Write-down and (loss) gain on sale of assets for the three and nine months ended September 30, 2019 includes $175.0 million relating to the write-down of two FPSO units owned by Teekay Parent.

(3)Gain on commencement of sales-type lease of $44.9 million for the nine months ended September 30, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.

(4)Restructuring charges for the three and nine months ended September 30, 2020 includes redundancy accruals arising from the cessation of production of the Petrojarl Banff FPSO unit in June 2020, the restructuring of the Company's tanker operations, and the reorganization and realignment of resources of the Company's shared services functions, of which a portion of the costs are recoverable from the customer, Altera. Restructuring charges for the nine months ended September 30, 2020 also includes severance costs resulting from the expected termination of the contract for an FSO unit based in Australia, which are expected to be fully recoverable from the customer. Recoverable severance costs totaling $1.0 million and $6.7 million are presented in revenue for the three and nine months ended September 30, 2020, respectively.

(5)Realized and unrealized losses related to derivative instruments that are not designated in qualifying hedging relationships for accounting purposes are included as a separate line item in the consolidated statements of (loss) income. The realized losses relate to the amounts the Company actually paid to settle such derivative instruments and the unrealized gains (losses) relate to the change in fair value of such derivative instruments, as detailed in the table below:

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Realized (losses) gains relating to
Interest rate swap agreements	(5,349)	(3,879)	(2,247)	(11,905)	(5,720)
Stock purchase warrants (i)	—	—	—	—	(25,559)
Foreign currency forward contracts	379	—	—	138	—
Forward freight agreements	(183)	(201)	435	(433)	393
	(5,153)	(4,080)	(1,812)	(12,200)	(30,886)
Unrealized gains (losses) relating to
Interest rate swap agreements	3,956	(5,251)	(623)	(20,107)	(14,839)
Foreign currency forward contracts	(53)	53	(435)	202	(536)
Stock purchase warrants (i)	—	—	—	—	26,900
Forward freight agreements	(221)	8	946	(299)	1,050
	3,682	(5,190)	(112)	(20,204)	12,575
Total realized and unrealized losses on derivative instruments	(1,471)	(9,270)	(1,924)	(32,404)	(18,311)

(i)Stock purchase warrants for the nine months ended September 30, 2019 relates to the sale of the Company's remaining interest in Altera in May 2019. Also refer to footnote (6)(i) below.

(6)The Company’s proportionate share of items within equity income (loss) as identified in Appendix A of this release is detailed in the table below. By excluding these items from equity income (loss) as reflected in the consolidated statements of (loss) income , the Company believes the resulting adjusted equity income is a normalized amount that can be used to evaluate the financial performance of the Company’s equity-accounted investments. Adjusted equity income is a non-GAAP financial measure.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

	Three Months Ended			Nine Months Ended
	September 30,	June 30,	September 30,	September 30,	September 30,
	2020	2020	2019	2020	2019
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Equity income (loss)	24,392	35,343	21,514	62,048	(46,423)
Proportionate share of unrealized (gains)
losses on derivative instruments	(2,680)	3,806	5,170	23,330	19,138
Loss on sale of investment in Altera (i)	—	—	—	—	72,753
Other (ii)	8,266	(61)	(150)	16,646	873
Equity income adjusted for items in Appendix A	29,978	39,088	26,534	102,024	46,341

(i)During the nine months ended September 30, 2019, the Company recognized a loss of $7.9 million on sale of its investment in Altera to affiliates of Brookfield Business Partners L.P., which occurred in May 2019. In connection with the sale, the Company also recognized a write-down of $64.9 million on its equity-accounted investment in Altera during the nine months ended September 30, 2019. Also refer to footnote (5)(i) above in respect of gains and losses on stock purchase warrants.
(ii)Other for the three and nine months ended September 30, 2020, and three months ended June 30, 2020, includes unrealized credit loss provision adjustments to the Company's financial instruments as a result of the adoption in 2020 of ASU 2016-13, Financial Instruments - Credit Losses: Measurement of Credit Losses on Financial Instruments (ASU 2016-13).

(7)Income tax (expense) recovery for the three months ended June 30, 2020 and nine months ended September 30, 2020, includes a reduction in freight tax accruals of $16.8 million related to periods prior to 2020.

(8)Other loss - net for the three and nine months ended September 30, 2020, and three months ended June 30, 2020 includes unrealized credit loss provision adjustments of $15.0 million, $15.2 million and $0.2 million, respectively, as a result of the adoption of ASU 2016-13 effective January 1, 2020. Other loss – net for the nine months ended September 30, 2019 includes a $10.7 million loss relating to the repurchase of the Company's 2020 Unsecured Senior Notes, which matured in January 2020.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Balance Sheets
(in thousands of U.S. dollars)

	As at September 30,	As at June 30,	As at December 31,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
ASSETS
Cash and cash equivalents - Teekay Parent	54,655	66,917	104,196
Cash and cash equivalents - Teekay LNG	201,036	226,328	160,221
Cash and cash equivalents - Teekay Tankers	120,872	167,907	88,824
Assets held for sale	—	—	65,458
Accounts receivable and other current assets	274,408	318,726	393,406
Restricted cash - Teekay Parent	4,060	3,915	2,048
Restricted cash - Teekay LNG	53,801	66,147	93,070
Restricted cash - Teekay Tankers	8,123	8,203	6,508
Vessels and equipment - Teekay Parent	—	13,964	95,984
Vessels and equipment - Teekay LNG	2,908,182	2,931,602	3,027,342
Vessels and equipment - Teekay Tankers	1,616,518	1,672,976	1,750,166
Operating lease right-of-use assets	61,796	81,255	159,638
Net investment in direct financing and sales-type leases	537,142	554,986	818,809
Investments in and loans to equity-accounted investments	1,111,660	1,102,386	1,173,728
Other non-current assets	128,867	130,200	133,466
Total Assets	7,081,120	7,345,512	8,072,864
LIABILITIES AND EQUITY
Accounts payable and other current liabilities	461,664	441,857	430,497
Liabilities related to assets held for sale	—	—	2,980
Short-term debt - Teekay Tankers	20,000	10,000	50,000
Current portion of long-term debt - Teekay Parent	—	—	86,674
Current portion of long-term debt - Teekay LNG	363,161	366,237	463,047
Current portion of long-term debt - Teekay Tankers	37,756	53,830	68,930
Long-term debt - Teekay Parent	346,178	354,065	349,403
Long-term debt - Teekay LNG	2,488,953	2,568,258	2,779,253
Long-term debt - Teekay Tankers	573,381	661,627	905,537
Operating lease liabilities	63,529	72,982	148,602
Other long-term liabilities	196,568	229,415	216,348
Equity:
Non-controlling interests	2,033,112	2,058,273	2,089,730
Shareholders of Teekay	496,818	528,968	481,863
Total Liabilities and Equity	7,081,120	7,345,512	8,072,864

Net debt - Teekay Parent (1)	287,463	283,233	329,833
Net debt - Teekay LNG (1)	2,597,277	2,642,020	2,989,009
Net debt - Teekay Tankers (1)	502,142	549,347	929,135

(1)Net debt is a non-GAAP financial measure and represents short-term debt, current portion of long-term debt and long-term debt, less cash and cash equivalents, and, if applicable, restricted cash.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Summary Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

	Nine Months Ended
	September 30,
	2020	2019
	(unaudited)	(unaudited)
Cash, cash equivalents and restricted cash provided by (used for)
OPERATING ACTIVITIES
Net income (loss)	136,114	(271,483)
Non-cash and non-operating items:
Depreciation and amortization	200,205	219,589
Unrealized loss on derivative instruments	22,373	38,803
Write-down and loss on sale	171,548	179,113
Gain on commencement of sales-type lease	(44,943)	—
Equity (income) loss, net of dividends received	(29,751)	71,797
Foreign currency exchange loss and other	33,747	13,602
Direct financing lease payments received	337,363	9,242
Change in operating assets and liabilities	92,310	41,729
Asset retirement obligation expenditures	(15,207)	—
Expenditures for dry docking	(9,623)	(46,266)
Net operating cash flow	894,136	256,126

FINANCING ACTIVITIES
Proceeds from issuance of long-term debt, net of issuance costs	1,109,267	449,686
Prepayments of long-term debt	(1,639,223)	(774,401)
Scheduled repayments of long-term debt	(267,953)	(171,946)
Proceeds from short-term debt	235,000	125,000
Prepayment of short-term debt	(265,000)	(75,000)
Proceeds from financing related to sales-leaseback of vessels	—	381,526
Prepayment of obligations related to finance leases	—	(111,617)
Repayments of obligations related to finance leases	(71,135)	(72,559)
Repurchase of Teekay LNG common units	(15,635)	(25,729)
Distributions paid from subsidiaries to non-controlling interests	(58,081)	(46,982)
Cash dividends paid	—	(5,523)
Other financing activities	(798)	(580)
Net financing cash flow	(973,558)	(328,125)

INVESTING ACTIVITIES
Expenditures for vessels and equipment	(18,468)	(98,713)
Proceeds from sale of vessels and equipment	60,915	—
Proceeds from sale of assets, net of cash sold	24,977	100,000
Loan repayment by joint venture	4,650	—
Investment in equity-accounted investments	—	(42,171)
Other investing activities	(6,430)	—
Net investing cash flow	65,644	(40,884)

Decrease in cash, cash equivalents and restricted cash	(13,778)	(112,883)
Cash, cash equivalents and restricted cash, beginning of the period	456,325	505,639
Cash, cash equivalents and restricted cash, end of the period	442,547	392,756

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Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended				Nine Months Ended
	September 30,		June 30,		September 30,
	2020		2020		2020
	(unaudited)		(unaudited)		(unaudited)
		$ Per		$ Per		$ Per
	$	Share(1)	$	Share(1)	$	Share(1)
Net (loss) income – GAAP basis	(41,388)		125,500		136,114
Adjust for: Net loss (income) attributable to
non-controlling interests	5,981		(103,777)		(199,603)
Net (loss) income attributable to
shareholders of Teekay	(35,407)	(0.35)	21,723	0.21	(63,489)	(0.63)
Add (subtract) specific items affecting net loss
Unrealized (gains) losses from
derivative instruments(2)	(6,362)	(0.06)	8,995	0.09	43,533	0.43
Foreign currency exchange losses (3)	4,275	0.04	7,492	0.07	3,304	0.03
Banff FPSO decommissioning costs
net of recoveries(4)	10,564	0.10	5,854	0.06	16,418	0.16
Write-down and (loss) gain on sale
of vessels and other assets(5)	66,872	0.66	10,669	0.11	172,147	1.70
Gain on commencement of sales-type lease(6)	—	—	—	—	(44,943)	(0.44)
Restructuring charges, net of recoveries	1,186	0.01	112	—	2,486	0.02
Other(7)	22,657	0.22	(17,598)	(0.17)	13,289	0.13
Non-controlling interests’ share of items above(8)	(48,556)	(0.48)	2,466	0.02	(62,544)	(0.62)
Total adjustments	50,636	0.49	17,990	0.18	143,690	1.42
Adjusted net income attributable to
shareholders of Teekay	15,229	0.15	39,713	0.39	80,201	0.79
(1)Basic per share amounts.
(2)Reflects unrealized gains (losses) relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those gains (losses) included in the Company's proportionate share of equity income (loss) from joint ventures.
(3)Foreign currency exchange losses (gains) primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)In the first quarter of 2020, CNR International (U.K.) Limited (or CNR) provided formal notice to the Company of its intention to decommission the Banff field and remove the Banff FPSO and the Apollo Spirit FSO from the field in June 2020. The oil production under the existing contract for the Banff FPSO unit ceased in June 2020, and the Company commenced decommissioning activities during the second quarter of 2020.
(5)Refer to footnote (2) of the Summary Consolidated Statements of (Loss) Income for additional information.
(6)Gain on commencement of sales-type lease for the nine months ended September 30, 2020 relates to the commencement of the sales-type lease for the Foinaven FPSO unit as a result of a new bareboat charter agreement.
(7)Other for the three and nine months ended September 30, 2020, and three months ended June 30,2020, includes credit loss provision adjustments to the Company's financial instruments upon adoption of ASU 2016-13. Other for the nine months ended September 30, 2020 and three months ended June 30, 2020 also includes a reduction in freight tax accruals.
(8)Items affecting net income include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net income are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay Corporation
Appendix A - Reconciliation of Non-GAAP Financial Measures
Adjusted Net Income (Loss)
(in thousands of U.S. dollars, except per share data)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2019		2019
	(unaudited)		(unaudited)
		$ Per		$ Per
	$	Share(1)	$	Share(1)
Net loss – GAAP basis	(175,908)		(271,483)
Adjust for: Net income attributable to
non-controlling interests	(22,270)		(50,437)
Net loss attributable to
shareholders of Teekay	(198,178)	(1.97)	(321,920)	(3.20)
Add (subtract) specific items affecting net loss
Unrealized losses from non-designated derivative instruments(2)	5,283	0.05	6,565	0.07
Foreign currency exchange gains(3)	(7,059)	(0.07)	(1,099)	(0.01)
Write-down and (loss) gain on sale of vessels and
other assets(4)	175,785	1.74	251,866	2.50
Restructuring charges, net of recoveries	414	—	3,941	0.04
Other(5)	1,267	0.01	40,594	0.40
Non-controlling interests’ share of items above(6)	(1,582)	(0.02)	(30,340)	(0.30)
Total adjustments	174,108	1.71	271,527	2.70
Adjusted net loss attributable to
shareholders of Teekay	(24,070)	(0.24)	(50,393)	(0.50)

(1)Basic per share amounts.
(2)Reflects unrealized losses (gains) relating to the change in the mark-to-market value of derivative instruments that are not designated in qualifying hedging relationships for accounting purposes, including those losses (gains) included in the Company's proportionate share of equity income (loss) from joint ventures.
(3)Foreign currency exchange (gains) losses primarily relate to the Company’s debt denominated in Euros and Norwegian Kroner (NOK) and unrealized (gains) losses on cross currency swaps used to economically hedge the principal and interest on NOK bonds.
(4)Refer to footnote (2) of the Summary Consolidated Statements of (Loss) Income for additional information.
(5)Other for the three and nine months ended September 30, 2019 includes upfront fees on the refinancing of a vessel. Other for the nine months ended June 30, 2019 also includes the realized loss on sale of stock purchase warrants in Altera, a loss on the repurchase of 2020 Notes, and the loan extinguishment costs related to Teekay LNG's refinancing of one of its debt facilities.
(6)Items affecting net loss include items from the Company’s consolidated non-wholly-owned subsidiaries. The specific items affecting net loss are analyzed to determine whether any of the amounts originated from a consolidated non-wholly-owned subsidiary. Each amount that originates from a consolidated non-wholly-owned subsidiary is multiplied by the non-controlling interests’ percentage share in this subsidiary to determine the non-controlling interests’ share of the amount. The amount identified as “Non-controlling interests’ share of items above” in the table above is the cumulative amount of the non-controlling interests’ proportionate share of items listed in the table.

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Teekay Corporation
Appendix B - Supplemental Financial Information
Summary Statement of Income (loss) for the Three Months Ended September 30, 2020
(in thousands of U.S. dollars)
(unaudited)

	Teekay	Teekay	Teekay	Consolidation	Total
	LNG	Tankers	Parent	Adjustments(1)

Revenues	148,935	170,240	77,342	—	396,517

Voyage expenses	(3,950)	(57,777)	(9)	—	(61,736)
Vessel operating expenses	(30,642)	(46,336)	(76,786)	—	(153,764)
Time-charter hire expense	(5,980)	(9,070)	(3,746)	—	(18,796)
Depreciation and amortization	(32,601)	(29,992)	(1,759)	—	(64,352)
General and administrative expenses	(6,165)	(9,887)	(2,021)	—	(18,073)
Write-down of vessels	—	(44,973)	(21,300)	—	(66,273)
Restructuring charges	—	(1,398)	(741)	—	(2,139)
Income (loss) from vessel operations	69,597	(29,193)	(29,020)	—	11,384

Interest expense	(30,528)	(12,553)	(10,124)	30	(53,175)
Interest income	1,406	337	41	(30)	1,754
Realized and unrealized (loss) gain on
non-designated derivative instruments	(1,327)	(414)	270	—	(1,471)
Equity income	24,346	46	—	—	24,392
Equity in earnings of subsidiaries (2)	—	—	1,619	(1,619)	—
Income tax expense	(1,420)	(2,187)	(95)	—	(3,702)
Foreign exchange (loss) gain	(7,853)	(514)	2,424	—	(5,943)
Other (loss) income – net	(14,149)	44	(522)	—	(14,627)
Net income (loss)	40,072	(44,434)	(35,407)	(1,619)	(41,388)
Net income attributable to
non-controlling interests (3)	203	—	—	5,778	5,981
Net income (loss) attributable to shareholders/
unitholders of publicly-listed entities	40,275	(44,434)	(35,407)	4,159	(35,407)

(1)Consolidation Adjustments column includes adjustments which eliminate transactions between Teekay LNG, Teekay Tankers and Teekay Parent.
(2)Teekay Corporation’s proportionate share of the net earnings of its publicly-traded subsidiaries.
(3)Net income attributable to non-controlling interests in the Teekay LNG column represents the joint venture partners’ share of the net income of its respective consolidated joint ventures. Net income attributable to non-controlling interest in the Consolidation Adjustments column represents the public’s share of the net income of Teekay’s publicly-traded consolidated subsidiaries.

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Teekay Corporation
Appendix C - Supplemental Financial Information
Teekay Parent Summary Operating Results
For the Three Months Ended September 30, 2020
(in thousands of U.S. dollars)
(unaudited)

				Teekay
			Corporate	Parent
	FPSOs	Other(1)	G&A	Total

Revenues	16,245	61,097	—	77,342

Voyage expenses	(9)	—	—	(9)
Vessel operating expenses	(21,563)	(55,223)	—	(76,786)
Time-charter hire expense	(2)	(3,744)	—	(3,746)
Depreciation and amortization	(1,759)	—	—	(1,759)
General and administrative expenses	(398)	—	(1,623)	(2,021)
Write-down of vessels (2)	(12,200)	(9,100)	—	(21,300)
Restructuring charges	(900)	159	—	(741)
Loss from vessel operations	(20,586)	(6,811)	(1,623)	(29,020)

Depreciation and amortization	1,759	—	—	1,759
Amortization of operating lease liability				—
and other	(749)	602	—	(147)
Write-down of vessels (2)	12,200	9,100	—	21,300
Daughter Entities distributions (3)	—	—	9,379	9,379
Teekay Parent adjusted EBITDA	(7,376)	2,891	7,756	3,271

(1)Includes the results of one chartered-in FSO unit owned by Altera, which is largely on a flow-through basis with Teekay Parent earning a small margin.
(2)Write-down of vessels for the three months ended September 30, 2020 relates to write-down of the Hummingbird FPSO unit and the Suksan Salamander FSO unit, an operating lease ROU asset. Please refer to footnote (2) of the Summary Consolidated Statements of (Loss) Income of this release for further details.
(3)In addition to the adjusted EBITDA generated by its directly owned and chartered-in assets, Teekay Parent also receives cash distributions from its consolidated publicly-traded subsidiary, Teekay LNG. For the three months ended September 30, 2020, Teekay Parent received cash distributions of $9.4 million from Teekay LNG, including those made with respect to its general partner interests in Teekay LNG. Distributions received for a given quarter consist of the amount of distributions relating to such quarter but received by Teekay Parent in the following quarter. Please refer to Appendix D of this release for further details.

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Teekay Corporation
Appendix D - Reconciliation of Non-GAAP Financial Measures
Teekay Parent Free Cash Flow
(in thousands of U.S. dollars, except share and per share data)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Daughter Entities distributions to Teekay Parent (1)
Teekay LNG
Limited Partner interests (2)	8,990	8,990	4,790
GP interests	389	389	300
Total Daughter Entity Distributions to Teekay Parent	9,379	9,379	5,090

FPSOs	(7,376)	2,250	(13,087)
Other income and corporate general and administrative expenses
Other Income	2,891	3,488	649
Corporate general and administrative expenses (3)	(1,623)	(5,423)	(2,720)
TEEKAY PARENT ADJUSTED EBITDA (4)	3,271	9,694	(10,068)

Net interest expense (5)	(8,237)	(8,675)	(8,714)
Asset retirement costs incurred (6)	(12,169)	(2,927)	—
TOTAL TEEKAY PARENT FREE CASH FLOW	(17,135)	(1,908)	(18,782)

Weighted-average number of common shares - Basic	101,107,371	101,107,362	100,784,683

(1)Daughter Entities dividends and distributions for a given quarter consist of the amount of dividends and distributions relating to such quarter but received by Teekay Parent in the following quarter.
(2)Common unit distribution cash flows to Teekay Parent are based on Teekay Parent’s ownership on the ex-dividend date for its publicly-traded subsidiary Teekay LNG for the periods as follows:

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Teekay LNG
Distribution per common unit	$0.25	$0.25	$0.19
Common units owned by
Teekay Parent	35,958,274	35,958,274	25,208,274
Total distribution	$8,989,569	$8,989,569	$4,789,572

(3)Increase in corporate general and administrative expenses for the three months ended June 30, 2020 relates primarily to a change in timing of annual equity-based compensation grants in 2020 and professional fees associated with the IDR transaction completed in May 2020.
(4)Please refer to Appendices C and E for additional financial information on Teekay Parent’s adjusted EBITDA.
(5)Please see Appendix E to this release for a description of this measure and a reconciliation of this non-GAAP financial measure as used in this release to interest expense net of interest income, the most directly comparable GAAP financial measure.
(6)Relates to decommissioning activities for the Banff FPSO unit, which have been accrued on the balance sheet as an asset retirement obligation. Please see Appendix C footnote (2) for additional information.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Non-GAAP Financial Reconciliations

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Consolidated
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Net (loss) income	(41,388)	125,500	(175,908)
Depreciation and amortization	64,352	62,936	73,633
Interest expense, net of interest income	51,421	56,931	66,222
Income tax expense (recovery)	3,702	(17,175)	3,091
EBITDA	78,087	228,192	(32,962)
Specific income statement items affecting EBITDA:
Write-down and (loss) gain on sale of assets	66,273	10,669	175,785
Adjustments for direct financing and sales-type lease to a cash basis and other	2,976	2,452	3,191
Realized and unrealized losses on derivative instruments	1,471	9,270	1,924
Realized gains (losses) from the settlements of non-designated derivative instruments	195	(200)	435
Equity income	(24,392)	(35,343)	(21,514)
Foreign currency exchange loss (gain)	5,943	8,922	(5,628)
Other loss - net (1)	14,627	399	1,424
Consolidated Adjusted EBITDA	145,180	224,361	122,655
Adjusted EBITDA from equity-accounted vessels (See Appendix E)	81,818	91,508	70,225
Total Adjusted EBITDA	226,998	315,869	192,880

(1)Please refer to footnote (8) of the Summary Consolidated Statements of (Loss) Income of this release for further details.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA – Equity-Accounted Vessels
(in thousands of U.S. dollars)

	Three Months Ended
	September 30, 2020		June 30, 2020		September 30, 2019
	(unaudited)		(unaudited)		(unaudited)
	At	Company's	At	Company's	At	Company's
	100%	Portion(1)	100%	Portion(1)	100%	Portion(1)
Revenues	248,474	107,619	266,539	115,422	207,749	91,490
Vessel and other operating expenses	(77,966)	(34,522)	(74,233)	(32,468)	(60,219)	(26,779)
Depreciation and amortization	(27,436)	(13,804)	(26,075)	(13,006)	(29,799)	(14,416)
Income from vessel operations of equity-accounted vessels	143,072	59,293	166,231	69,948	117,731	50,295

Net interest expense	(61,774)	(25,228)	(73,310)	(29,465)	(57,031)	(23,423)
Income tax (expense) recovery	(449)	(235)	225	110	(32)	(16)
Other items including realized and
unrealized loss on derivative
instruments (2)	(26,624)	(9,438)	(17,786)	(5,250)	(18,270)	(5,492)
Gain on sale of equity-accounted
investments		—		—		150
Net income / equity income of equity-accounted vessels	54,225	24,392	75,360	35,343	42,398	21,514

Net income / equity income
of equity-accounted vessels	54,225	24,392	75,360	35,343	42,398	21,514
Depreciation and amortization	27,436	13,804	26,075	13,006	29,799	14,416
Net interest expense	61,774	25,228	73,310	29,465	57,031	23,423
Income tax expense (recovery)	449	235	(225)	(110)	32	16
EBITDA	143,884	63,659	174,520	77,704	129,260	59,369
Specific income statement items affecting EBITDA:
Adjustments for direct financing and sales-type lease to a cash basis	26,752	9,677	26,381	9,499	17,701	6,470
Amortization of in-process contracts and other	(1,759)	(956)	(1,738)	(945)	(1,758)	(956)
Other items including realized and unrealized loss on derivative instruments(2)	26,624	9,438	17,786	5,250	18,270	5,492
Loss on sale of equity-accounted investments		—		—		(150)
Adjusted EBITDA from equity-accounted vessels (3)	195,501	81,818	216,949	91,508	163,473	70,225
(1)The Company’s proportionate share of its equity-accounted vessels and other investments ranged from 20% to 52%.
(2)Includes credit loss provision adjustments recorded upon the adoption of ASU 2016-13 for the three months ended September 30, 2020 and June 30, 2020.
(3)Adjusted EBITDA from equity-accounted vessels represents the Company’s proportionate share of adjusted EBITDA from its equity-accounted vessels and other investments.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Total Adjusted Revenues
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019 (1)
	(unaudited)	(unaudited)	(unaudited)
Revenues	396,517	482,805	425,836
Proportionate share of revenues
from equity-accounted joint ventures	107,619	115,422	91,490
Less proportionate share of voyage revenues
earned directly from equity-accounted joint ventures	(6,021)	(5,569)	(5,501)
Total adjusted revenues	498,115	592,658	511,825

(1)Comparative balances relating to the three months ended September 30, 2019 have been recast to reflect results consistent with the presentation in the Company’s 2019 Annual Report on Form 20-F and this report for the three and nine months ended September 30, 2020.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Adjusted EBITDA - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended June 30, 2020
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from vessel operations	(11,540)	2,892	(5,423)	(14,071)
Write-down of vessels	13,565	—	—	13,565
Depreciation and amortization	1,761	—	—	1,761
Amortization of operating lease liability and other	(1,536)	596	—	(940)
Daughter Entities distributions	—	—	9,401	9,401
Adjusted EBITDA – Teekay Parent	2,250	3,488	3,978	9,716

	Three Months Ended September 30, 2019
	(unaudited)
				Teekay
			Corporate	Parent
	FPSOs	Other	G&A	Total

Teekay Parent (loss) income from vessel operations	(194,415)	8	(2,720)	(197,127)
Write-down of vessels	175,000	—	—	175,000
Depreciation and amortization	7,811	38	—	7,849
Amortization of in-process revenue contracts and other	(1,483)	603	—	(880)
Daughter Entities distributions	—	—	5,090	5,090
Adjusted EBITDA – Teekay Parent	(13,087)	649	2,370	(10,068)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Teekay Corporation
Appendix E - Reconciliation of Non-GAAP Financial Measures
Net Interest Expense - Teekay Parent
(in thousands of U.S. dollars)

	Three Months Ended
	September 30,	June 30,	September 30,
	2020	2020	2019
	(unaudited)	(unaudited)	(unaudited)
Interest expense	(53,175)	(59,245)	(67,707)
Interest income	1,754	2,314	1,485
Interest expense net of interest income consolidated	(51,421)	(56,931)	(66,222)
Less: Non-Teekay Parent interest expense net of interest income	(41,338)	(46,371)	(55,545)

Interest expense net of interest income - Teekay Parent	(10,083)	(10,560)	(10,677)
Teekay Parent non-cash accretion and loan cost amortization	2,188	2,191	2,204
Teekay Parent realized losses on interest rate swaps	(342)	(306)	(241)
Net interest expense - Teekay Parent	(8,237)	(8,675)	(8,714)

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com

Forward Looking Statements

This release contains forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended) which reflect management’s current views with respect to certain future events and performance, including statements, among other things, regarding: the impact of COVID-19 and related global events on the Company’s business and financial results; fixed charter coverage for Teekay LNG’s and Teekay Tankers’ fleets for the remainder of 2020 and 2021; the timing and cost of the remediation of the Banff field’s subsea infrastructure and the Banff FPSO unit's decommissioning and recycling; and the Company's liquidity and the Teekay Group’s positioning for both near-term market volatility and to create long-term shareholder value. The following factors are among those that could cause actual results to differ materially from the forward-looking statements, which involve risks and uncertainties, and that should be considered in evaluating any such statement: market or counterparty reaction to changes in exploration, production and storage of offshore oil and gas, either generally or in particular regions that would impact expected future growth; changes in the demand for oil, refined products, LNG or LPG; changes in trading patterns significantly affecting overall vessel tonnage requirements; greater or less than anticipated levels of vessel newbuilding orders and deliveries and greater or less than anticipated rates of vessel scrapping; changes in global oil prices or tanker rates; OPEC+ and non-OPEC production and supply levels; the duration and extent of the COVID-19 pandemic and any resulting effects on the markets in which the Company operates; the impact of the pandemic on the Company’s ability to maintain safe and efficient operations; issues with vessel operations; higher than expected costs and expenses, off-hire days or dry-docking requirements; higher than expected costs and/or delays associated with the remediation of the Banff field or the decommission/recycling of the Banff FPSO unit; changes in applicable industry laws and regulations and the timing of implementation of new laws and regulations, including IMO 2030; the potential for early termination of long-term contracts of existing vessels; changes in borrowing costs or equity valuations; declaration by Teekay LNG’s board of directors of common unit distributions; available cash to reduce financial leverage at Teekay Parent, Teekay LNG and Teekay Tankers; the impact of geopolitical tensions and changes in global economic conditions; and other factors discussed in Teekay’s filings from time to time with the SEC, including its Annual Report on Form 20-F for the fiscal year ended December 31, 2019. Teekay expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Teekay’s expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

Teekay Corporation Investor Relations Tel: +1 604 609 2963 www.teekay.com